National Oilwell Varco, Inc.
7909 Parkwood Circle Drive
Houston, TX 77036
PHONE 713-346-7500
August 5, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Douglas Brown

RE:	National Oilwell Varco, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010 (“2009 Form 10-K”)
Proxy Statement on Schedule 14A
Filed April 1, 2010 (“2010 Proxy Statement”)
Response Letter Dated June 8, 2010 (“Initial Response Letter”)
File No. 1-12317
Ladies and Gentlemen:
This letter responds to the comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated July 23, 2010. For your convenience, the Company’s responses are prefaced by the Commission’s comment in bold text. All capitalized terms used herein and not defined herein shall have the meanings given to them in our 2009 Form 10-K or our 2010 Proxy Statement.
Form 10-K for the Fiscal Year Ended December 31, 2009
General
1.	We note your response to our prior comments 1 and 2 in which you clarify that your “one customer” is actually a shipyard. Revise your disclosure to clarify this situation as put forth in your responses. Identify the shipyard or tell us why that is either not required or would cause you competitive harm.
Response: We do not believe that disclosure of the shipyard is required under Item 101 of Regulation S-K. As noted in our Initial Response Letter, none of the contracts, on an individual basis, are material to the company. We also noted that our contracting with the shipyard, rather than our direct customers, is a function of the general contractor arrangements. Since disclosure of the direct customers (i.e., the true purchasers) would not be required under Item 101 of

U. S. Securities and Exchange Commission
August 5, 2010

Regulation S-K if the general contractor shipyard were removed from the middle of these contracting arrangements, we do not believe disclosure of the name of the shipyard is required.
2.	We note your response to comment 1 from our letter dated May 25, 2010 with respect to information regarding potential liability in the event that your employees or any of your products are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment. Please describe to us in more detail your insurance coverage with respect to any liability related to any such event. Your response should describe the types of claims covered, and the applicable policy limits and deductibles and should address, without limitation, your insurance coverage with respect to any liability related to any resulting negative environmental effects. In addition, please describe to us the allocation of liability and related indemnification obligations set forth in your customer contracts.
Response: The Company maintains general commercial liability insurance, including excess liability coverage, with coverage limits and deductibles the Company believes are reasonable in light of its business operations and the nature of its products and services. The Company’s insurance coverage also includes certain liability protections for pollution/environmental contamination. The above coverages are designed to be comprehensive in nature and to protect the Company against potential liability arising out of its products and services that may result in property damage, personal injury, death or environmental damage. While most potential claims should be covered under the Company’s policies, the Company’s insurance policies are subject to certain exclusions — the applicability of such exclusions will depend mostly on the facts and circumstances of each event. Thus, not all events resulting in potential liability to the Company are necessarily covered under the Company’s existing insurance program. Furthermore, the dollar amount of any liabilities covered by the policies may exceed our policy limits. Obtaining additional insurance coverage amounts designed to cover the maximum amount of any potential claim that could be brought against the Company, however, is not commercially feasible, as the Company cannot anticipate the maximum dollar value of a claim it may become subject to in the future. The Company has set the coverage limits for its insurance program based on a variety of factors, including its historical operating experience, claims history, standard industry practice and the commercial feasibility of obtaining such coverage.
Our contracts are separately negotiated with each of our customers. For the Company’s larger orders, each customer has its own form agreement that is often used as the starting point of the negotiation. As a result, the allocation of liability and related indemnification obligations vary from contract to contract, since each of these contracts is separately negotiated. We generally request certain damage limitations and the exclusion of certain types of damages (such as consequential damages); however, the resulting allocation of liability and indemnification obligations is varied from contact to contract. Further, the types of contracts the Company enters into are different in nature and structure, depending on which business group/product it is for. As the Company has thousands of contracts in place, with each providing for different

U. S. Securities and Exchange Commission
August 5, 2010

allocations of liability and indemnification, the Company does not believe it would be feasible to discuss such allocation for each contract, nor would it be meaningful to investors.
Definitive Proxy Statement on Schedule 14A filed on April 1, 2010
Annual Incentive Award, page 30
3.	We note your response to comment 7 from our letter dated May 25, 2010. Please confirm that, in future filings, you will include the historical information you provided in the first full paragraph on page 6 of your response letter.
Response: We will include in future proxy statements the historical information provided in the first full paragraph on page 6 of our Initial Response Letter.
In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (713) 346-7550.

Sincerely,
/s/ Dwight W. Rettig

Dwight W. Rettig Senior Vice President, General Counsel and Secretary